

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2017

Via E-mail
James W. Korth
Chief Executive Officer
Korth Direct Mortgage LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133

> **Re: Korth Direct Mortgage LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 10, 2017**
> **File No. 333-219895**

Dear Mr. Korth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2017 letter.

General

1.   We note your response to prior comment 5. Please revise your disclosure to explain (1) that while you meet the definition of an investment company under Section 3(a)(1) of the Investment Company Act, you intend to rely on the exclusion provided by 3(c)(5)(C) under the Investment Company Act and (2) why you meet the exclusion. Please also provide risk factor disclosure regarding how maintenance of that exclusion may impose limits on your operations.

2.   We note your response to prior comment 6 that you have revised the back cover page of your prospectus to advise dealers of their prospectus delivery obligation. We note the applicable period appears to be 90 days as your offering is an initial public offering. Please revise accordingly and include a specific date. Refer to Section 4(3) of the Securities Act of 1933 and to Rule 174 of the Securities Act.

Prospectus Cover Page

3.   Please revise your cover page to state that the Notes are limited obligations of KDM. In addition, please revise your disclosure on page 4 under the heading "Security for the Notes" to clarify that the Notes are not directly secured by the property underlying the CM Loan.

4.   We note your response to prior comment 14 and the revised footnote to the table on the prospectus cover page stating that "[a]ll principal value calculations must be multiplied by a discount factor to account for the amount of principal that has already been repaid on the CM Loan prior to the sale of this Note." Please revise to briefly explain how you calculated the discount factor and whether the discount factor will change over the course of the offering. To the extent you intend the offering price to be determined by a formula pursuant to Item 501(b)(3) of Regulation S-K, please revise to more specifically explain the method by which the price will be calculated and how an investor will be notified of the price.

5.   Within the table on the prospectus cover page, we note that you indicate that the price to the public is $1,000-$1,020 and that underwriting discounts and commissions are $0.00-$20.00. Please explain to us whether the difference in price is determined solely by the amount of underwriting discounts and commissions and describe the circumstances under which an investor would pay up to $20 in commissions. In addition, please tell us who will pay the underwriting commissions as the proceeds to affiliates do not appear to be reduced by the underwriting commissions.

6.   We note your response to prior comment 10 in which you indicate that the accounts at JP Morgan Chase Bank that are used to segregate funds are not subject to an escrow agreement, have no escrow agent acting for these accounts and KDM maintains 100% control of the accounts. As you state the accounts are under your control, please revise your cover page and disclosure throughout the registration statement to remove any reference to the account being an escrow account. However, please retain cover page disclosure regarding this account and the effect that the deposit of funds therein will have on investors.

Risk Factors, page 6

7.   We note your disclosure on page 12 that you do not verify or monitor a borrower's actual use of funds following the funding of a CM Loan. Please revise to add a related risk factor regarding a potential misuse of funds by a borrower.

How Our Service Charge Applies, page 14

8.   We note your response to prior comment 15 and the disclosure on pages 4 and 16 referring to the "Servicing Fee." We further note your disclosure regarding the "Service Charge" on pages 5 and 14. On page 14, you state the Servicing Fee on the CM Loan is "[g]enerally from .25% up to 1.00% of the interest and late fees received by KDM." Please revise your disclosure throughout to clarify whether the "Servicing Fee" and the "Service Charge" are the same fee and explain, if true, the 0.25% Servicing Fee relates to the Notes in this offering and the higher Servicing Fee may relate to offerings in the future.

Summary of How KDM Fees Affect Return on the Notes, page 16

9.   We note your response to prior comment 22 in which you indicate that you do not have a board of directors. We further note your disclosure on page 17 that your directors may fund portions of CM Loan requests from time-to-time and on pages 36 and 38 that your operating agreement provides that the liability of the directors of KDM for monetary damages shall be eliminated to the fullest extent under applicable law. Please revise your disclosure throughout to remove any reference to your directors.

Debt Service Coverage Analysis, page 20

10.   Please address the following with respect to your debt service coverage analysis:
        i.   Tell us the payment history for tenants in the apartment buildings. Your response should include a discussion of any tenants that are past due on rental payments, clarify whether any tenants have been given free rent periods, and provide some indication of the period that the rents reflected in your table have been in effect.
        ii. Tell us the remaining lease term for the tenants in each apartment building.
        iii. Clarify how the 40% expense load was determined. In your response please identify the material types of expenses you expect to incur, the estimated amounts of those expenses and discuss the material assumptions used to determine your estimates.
        iv. Explain to us how you calculated the total combined DSCR.

Financial Statements, page F-1

11.   Please refer to the response to comment 23 and tell us what efforts you have made to obtain financial statements of the properties underlying the loan. Also, tell us the operating history of the properties since January 2016, whether there has been any recent period where they have not been operated as rental properties or had minimal occupancy, and tell us how long they have been owned and operated by the borrower.

Interim Financial Statements, beginning on page F-10

12.   We note loan KDM2017-L001, which is owned and serviced by KDM, was issued on April 20, 2017. Please tell us and revise to clarify why the loan and related notes are not presented in your interim financial statements as of and at the six month period ended June 30, 2017. Also, revise to include a discussion and appropriate disclosure as to how the loan was funded.

13.   Please revise to specifically disclose the nature of revenues earned in the six month period ended June 30, 2017.

Exhibits

14.   Please file a copy of your auditor's consent to the use of its audit report.

15.   We note that the consents of Commercial Investment Appraisers and Appraisal Research Center, Inc., filed respectively as Exhibits 23.3 and 23.4, do not appear to comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Commercial Investment Appraisers, in the case of Exhibit 23.3, and Appraisal Research Center, Inc., in the case of Exhibit 23.4, consent to the quotation or summarization of its opinion in the registration statement. Please refile the consents with the proper representation and clarify the consents relate to the appraisal amounts.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-3233. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant

cc: Holly MacDonald-Korth
       Via E-mail